# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: U.S. GOLD CORP., CIK 0000027093
CUSIP: 90291C201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: SUITE 102 - BOX 604, SUITE 102 - BOX 604, ELKO, Nevada (NV), 89801
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001835328-20-000001
Filed by CIK 0001835328

## Reporting persons
- AIMS Asset Management Sdn Bhd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Malaysia (N8); sole voting power 1,033,807; shared voting power 0; sole dispositive power 1,033,807; shared dispositive power 0; aggregate amount beneficially owned 1,033,807 (8.4% of the class)
  Comment: (1) This Schedule is filed jointly by AIMS Asset Management Sdn. Bhd. ("AIMS") and Seraya Investment Pte. Ltd. ("Seraya") on behalf of their fund under management, Phoenix Gold Fund Ltd ("Phoenix"). The securities reported herein are beneficially owned by Phoenix.
  (2) Phoenix Gold Fund Ltd is a discretionary professional investment fund managed by AIMS and co-managed by Seraya.
  (3) The securities reported is inclusive of 333,262 common shares beneficially owned through the ownership of warrants. All 333,262 warrants are exercisable within 60 days. The percentage is calculated based on 12,323,116 shares outstanding as advised by the company as of December 16, 2024.
- Seraya Investment Pte. Ltd.: type of reporting person: non-U.S. institution (FI); sole voting power 1,033,807; shared voting power 0; sole dispositive power 1,033,807; shared dispositive power 0; aggregate amount beneficially owned 1,033,807 (8.4% of the class)
  Comment: (1) This Schedule is filed jointly by AIMS Asset Management Sdn. Bhd. ("AIMS") and Seraya Investment Pte. Ltd. ("Seraya") on behalf of their fund under management, Phoenix Gold Fund Ltd ("Phoenix"). The securities reported herein are beneficially owned by Phoenix.
  (2) Phoenix Gold Fund Ltd is a discretionary professional investment fund managed by AIMS and co-managed by Seraya.
  (3) The securities reported is inclusive of 333,262 common shares beneficially owned through the ownership of warrants. All 333,262 warrants are exercisable within 60 days. The percentage is calculated based on 12,323,116 shares outstanding as advised by the company as of December 16, 2024.

## Item 1. Issuer
Name of issuer: U.S. GOLD CORP.
Address of issuer's principal executive offices: SUITE 102 - BOX 604, SUITE 102 - BOX 604, ELKO, NEVADA, 89801

## Item 2. Person Filing
Name of person filing:
(1) AIMS Asset Management Sdn. Bhd.
(2) Seraya Investment Pte. Ltd.
Address of principal business office or, if none, residence:
(1) Suite 10.3, West Wing, Rohas Tecnic, No. 9 Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia
(2) 7 Purvis Street, #03-01 188586, Singapore
Citizenship:
(1) AIMS Asset Management Sdn. Bhd. is a private limited company formed under the laws of Malaysia.
(2) Seraya Investment Pte. Ltd. is a private limited company formed under the laws of Singapore.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail:
(1) Fund Management Company licensed by the Securities Commission of Malaysia
(2) Fund Management Company licensed by the Monetary Authority of Singapore

## Item 4. Ownership
Amount beneficially owned: 1,033,807
Percent of class: 8.4
Sole power to vote or to direct the vote: 1,033,807
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,033,807
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to fund management companies licensed in Malaysia and Singapore is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- AIMS Asset Management Sdn Bhd: Eileen Sim, Compliance Officer (01/03/2025)
- Seraya Investment Pte. Ltd.: Eileen Sim, Authorised Signatory (01/03/2025)